Schedule 1

Neuberger Berman Investment Advisers LLC 605 Third Avenue New York, NY 10158-0108 Tel. 212.476.8800

March 4, 2016

VIA OVERNIGHT MAIL
Arthur Zafiropoulo
Chairman, Chief Executive Officer and President
Rick Timmins
Lead Independent Director
Ultratech Inc.
3050 Zanker Road
San Jose, California 95134

Gentlemen:

As you are aware, we have repeatedly voiced our significant concerns with Ultratech Inc.’s (“Ultratech” or the “Company”) corporate governance. Specifically, we believe the Board has severely mismanaged Ultratech’s equity compensation program by making significant equity grants to management and then allowing members of management to dispose of a significant amount of their equity in the Company. We are also extremely troubled by the Board’s failure to develop an appropriate executive succession plan.

Recently the Company announced that it would begin a search for one or more new Board members who might be additive to the Board or might replace one or more of the Company’s current directors. It is our understanding that your goal is to augment the Board with individuals who have significant knowledge of technology and experience with the technology issues the Company faces. In our view, adding a strong technology voice to the Board is helpful but fails to address the issues we have raised. To that end, Neuberger Berman believes the Board should be augmented with directors who not only have technology expertise, but also have proven records in the areas of succession planning and corporate strategy.

In that connection, we strongly recommend that the Board’s Nominating and Governance Committee (the “Committee”) seriously consider Ms. Beatriz Infante and Dr. Ronald Black for appointment as directors of the Company. As you will see from the attached biographies, Ms. Infante and Dr. Black have extensive backgrounds with public technology companies, many of which have encountered similar challenges to those Ultratech now faces. Moreover, based on their experience, we strongly believe that as directors they will meaningfully enhance the strength of the Board’s governance. Both Ms. Infante and Dr. Black are prepared to serve as directors of Ultratech and work with you to enhance shareholder value. We urge you to immediately begin discussions with both Dr. Black and Ms. Infante and expect that you will keep us advised on an on-going basis on the progress of those discussions.

Neuberger Berman Investment Advisers LLC 605 Third Avenue New York, NY 10158-0108 Tel. 212.476.8800

Our hope is that the Company moves forward constructively with the goal of a Board that is reconstituted so that it adequately and appropriately addresses the concerns (including an increase in shareholder value) of long-term investors who have demonstrated their continued belief and commitment to the Company. Until that happens, we must continue to reserve the right to nominate our own slate of Directors and solicit fellow shareholders.

Very truly yours,

/s/ Benjamin H. Nahum
Benjamin H. Nahum
Managing Director

Neuberger Berman Investment Advisers LLC 605 Third Avenue New York, NY 10158-0108 Tel. 212.476.8800

ANNEX A

Ronald Black, Ph.D. 51

Dr. Black has served as chief executive officer and president of Rambus Inc. since June 2012 and as a director since July 2012. Dr. Black was previously the Managing Director of R.D. Black & Company, a consulting firm, since August 2011. From September 2010 to August 2011, Dr. Black was the Chief Executive Officer of MobiWire, formerly Sagem Wireless, a privately-held mobile handset company headquartered near Paris, France that offers products and services to original equipment manufacturers and mobile network operators in the mobile phone marketplace. From June 2009 to October 2010, Dr. Black served as Chairman and CEO of UPEK, Inc.

Dr. Black currently serves as a board member of EnOcean GmbH, a German-based company that manufactures and markets energy harvesting technology, sensors, and radio frequency communication. From September 2010 to November 2012, he served as a board member of AuthenTec, Inc., which he joined following the AuthenTec-UPEK merger in September 2010 and from 2007 to 2013, he served as a board member of Inside Contactless, a France-based company engaged in the semiconductors and information technology industry. From September 2004 to June 2009, he was chief executive officer of Wavecom S.A., a publicly traded French wireless solutions company. Dr. Black holds a Bachelor of Science, a Masters of Science, and a Ph.D. in materials science and engineering from Cornell University in Ithaca, N.Y.

Neuberger Berman Investment Advisers LLC 605 Third Avenue New York, NY 10158-0108 Tel. 212.476.8800

ANNEX B

Beatriz V. Infante

Since 2009, Ms. Infante has served as Chief Executive Officer of BusinessExcelleration LLC, which provides management consulting services to companies at strategic inflection points. Since 2008, Ms. Infante has also served as a limited partner and advisor to Tandem Capital, an investment firm specializing in mobile technology companies. From 2010 until its acquisition by Infor in 2011, Ms. Infante was the Chief Executive Officer and a director of ENXSUITE Corporation, a leading supplier of energy management solutions. From 2006 until its acquisition by Voxeo Corporation in 2008, she was the Chief Executive Officer and a director of VoiceObjects Inc., a market leader in voice applications servers. From 2004 to 2005, Ms. Infante served as Interim Chief Executive Officer and a director of Sychron Inc., which was sold to an investor group. From 1998 to 2003, Ms. Infante held various positions with Aspect Communications, a leading provider of call centers and unified communications solutions, including the roles of Chairman, President and Chief Executive Officer. She has served on the Board of Directors, Compensation Committee and Nominating and Corporate Governance Committee of Emulex Corporation since May 2012, including as the Chair of the Nominating and Corporate Governance Committee since February 2014. Since 1994, she has served on the Advisory Committee to the Princeton University School of Engineering and Applied Science. She has been a director at a number of privately held companies as well as two non-profit organizations, Silicon Valley Leadership Group and Joint Venture Silicon Valley Network. Additionally, Ms. Infante is a National Association of Corporate Directors Board Leadership Fellow, a member of the Corporate Directors Group, and in 2013 was named to the Financial Times Agenda "Top 50 Digital Directors' List." Ms. Infante holds a Bachelor of Science and Engineering degree in Electrical Engineering and Computer Science from Princeton University and holds a Master of Science degree in Engineering and Computer Science from California Institute of Technology. Among other qualifications, Ms. Infante brings to the Board executive leadership experience, including from her service as a chief executive officer of various companies, along with extensive operational expertise and experience in brand marketing.